05039255

SEC[illegible])MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-37563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
1100 S.W. Sixth Avenue, 10th Floor
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Cindy J. McPike 503-321-7397

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
Deloitte & Touche LLP
111 S.W. Fifth Avenue, Suite 3900
Portland, Oregon 97204-3642

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

STANCORP EQUITIES, INC.

Table of Contents

OATH OR AFFIRMATION

I, Marilyn R. Bishop, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to StanCorp Equities, Inc., for the year ended December 31, 2004, are true and correct. I further affirm the neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Marilyn R. Bishop
Signature

Vice President
Title

State of: Oregon

County of: Multnomah

Laurie Bergheim
Notary Public

My Commission Expires: Nov. 30, 2008

OFFICIAL SEAL
LAURIE BERGHEIM
NOTARY PUBLIC-OREGON
COMMISSION NO. 387336
MY COMMISSION EXPIRES NOVEMBER 30, 2008

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
StanCorp Equities, Inc.

We have audited the accompanying statement of financial condition of StanCorp Equities, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, appearing on pages 3 though 6, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of StanCorp Equities, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of StanCorp Equities, Inc. as of December 31, 2004, appearing on pages 8 and 9 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2005

STANCORP EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 99,858
Income taxes receivable	2,910
Deferred tax asset—net	119
TOTAL	$ 102,887

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 4,000
Due to affiliates	25,182
Taxes payable	110
Total liabilities	29,292
STOCKHOLDER'S EQUITY:	
Common stock: no par value, $0.50 stated value; 1,000,000 shares authorized, 10,000 shares issued and outstanding	5,000
Additional paid-in capital	45,000
Retained earnings	23,595
Total stockholder's equity	73,595
TOTAL	$ 102,887

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Interest income	$ 678
Other income - Related party	99,890
Total revenues	100,568
EXPENSES:	
Professional fees	4,000
Administrative overhead charges - Related party	100,172
Bank fees	5
Total expenses	104,177
LOSS BEFORE INCOME TAX BENEFIT	(3,609)
INCOME TAX BENEFIT	1,096
NET LOSS	$ (2,513)

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,513)
Noncash item included in net loss—deferred tax benefit	(119)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Change in:	
Taxes payable	(556)
Due to/from affiliates	33,473
Net cash provided by operating activities	30,285
INCREASE IN CASH AND CASH EQUIVALENTS	30,285
CASH AND CASH EQUIVALENTS—Beginning of year	69,573
CASH AND CASH EQUIVALENTS—End of year	$ 99,858
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stock-holder's Equity
BALANCES—January 1, 2004	$ 5,000	$ 45,000	$ 26,108	$ 76,108
Net loss	-	-	(2,513)	(2,513)
BALANCES—December 31, 2004	$ 5,000	$ 45,000	$ 23,595	$ 73,595

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly-owned subsidiary of Standard Management, Inc. ("SMI"), which is a wholly-owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"). The Company is a licensed broker dealer.

For the sale of registered contracts, a broker-dealer must serve as principal underwriter and distributor, providing supervision and oversight that is required by the National Association of Securites Dealers ("NASD"). Standard Insurance Company ("Standard"), a wholly-owned subsidiary of StanCorp has developed a registered contract to expand its market to 403(b) plans, 457 tax exempt plans, and nonqualified deferred compensation plans of private employers. The Company will act as the principal underwriter and distributor of registered contracts for Standard. Standard and the Company have entered into an Underwriting and Servicing Agreement, which provides for the distribution of registered contracts, and an Administrative Services and Treasury Agreement, which provides for the allocation of expenses between the two companies. Employees expected to be involved in the sale of registered contracts have been transferred from Standard to the Company. In February of 2005, the registered contracts became available for sale.

Basis of Presentation—The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents include cash and money market funds.

Income Taxes—For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp. In accordance with StanCorp's policy, however, the Company, for financial statement purposes, computes the provision for income taxes as if it were filing a separate income tax return. The 2003 financial statements include a federal tax benefit of $1,096.

Deferred income tax amounts result from temporary differences between financial reporting and tax bases of assets and liabilities as measure by current tax rates and laws, and estimated amounts provided for potential adjustments related to Internal Revenue Service examinations of 2002, 2003 and 2004. At December 31, 2004, the Company had deferred tax assets and liabilities of $399 and $280, respectively. No valuation reserve has been recorded as the Company's management believes realization of the deferred tax assets in future periods is more likely than not.

Related-Party Transactions—Standard Insurance Company, a wholly-owned subsidiary of StanCorp, provides certain managerial and administrative services for the Company. The Company recognized $100,712 in expenses for such services in 2004. The Company performs licensing and compliance services for Standard Insurance Company, and recognizes income as these services are performed. The Company recognized $98,890 in income related to these services during the year ended December 31, 2004. At December 31, 2003, the Company had a related-party payable to Standard Insurance Company in the amount of $25,182.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the Securities and Exchange Commission which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $70,566 at December 31, 2004, which was $65,566 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1 at December 31, 2004.

The declaration and payment of dividends to StanCorp is subject to the discretion of the Board of Directors depending on financial condition, cash requirements, future prospects and net capital requirements. There were no paid dividends during the year.

* * * * * *

STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

STOCKHOLDER'S EQUITY	$ 73,595
LESS—Nonallowable assets	(3,029)
NET CAPITAL	$ 70,566

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 29,292
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.42 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 1,953
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000
NET CAPITAL REQUIREMENT (Greater of the above two amounts)	$ 5,000
EXCESS NET CAPITAL	$ 65,566
EXCESS NET CAPITAL AT 1000% (Net capital less 10% of total aggregate indebtedness)	$ 67,637

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA of Form X-17A-5 as of December 31, 2004)

Aggregate indebtedness, as reported in Company's Part IIA (unaudited) FOCUS report	$ 29,572
Audit adjustment to net deferred tax assets and liabilities	(280)
Aggregate indebtedness per above	$ 29,292

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

February 24, 2005

StanCorp Equities, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of StanCorp Equities, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 24, 2005), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP